

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 31, 2007

Ms. Lisa A. Corbitt
Principal Accounting Officer
Trans Energy, Inc.
PO Box 393
Saint Marys, West Virginia 26170

> **Re:** **Trans Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 18, 2007**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **Filed May 15, 2007**
> **Response Letter Dated March 26, 2007**
> **File No. 0-23530**

Dear Ms. Corbitt:

      We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 19

1.   You state that there were no "significant changes" in your internal control over financial reporting and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However, Item 308(c) of Regulation S-B requires that you disclose <u>any</u> change in "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business

issuer's internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please revise your disclosure accordingly.

Note 3 – Discontinued Operations

2.   We note that you disposed of the Arvilla Oilfield Services, LLC business on January 3, 2006 and filed an Item 2.01 Form 8-K on April 13, 2006. Please tell us how you complied with Item 9.01 of Form 8-K, which requires pro forma information pursuant to Article 11 of Regulation S-X to be provided for significant dispositions.

Note 5 – Oil and Gas Properties

3.   Please address the following with respect to the acquisitions and dispositions made during fiscal year 2006:

a)   Regarding your sale of the Wyoming assets in April 2006, tell us how you complied with Item 9.01 of Form 8-K, which requires pro forma information pursuant to Article 11 of Regulation S-X to be provided for significant dispositions.

b)   Regarding your acquisition of the Cobham assets in August 2006, tell us how you complied with Item 9.01 of Form 8-K, which requires financial statements for the business acquired and pro forma information pursuant to Article 11 of Regulation S-X to be provided for significant acquisitions.

c)   Regarding your acquisition of the J.B. Dewhurst oil and gas lease in September 2006, tell us how you complied with Item 9.01 of Form 8-K, which requires financial statements for businesses acquired and pro forma information pursuant to Article 11 of Regulation S-X to be provided for significant acquisitions. In addition, please add disclosure within footnote five to provide the terms of this acquisition as it is currently included in the Recent Events disclosure only in the forepart of the Form 10-KSB.

Note 8 – Asset Retirement Obligation, page F-16

4.   Please disclose the reason for the significant revision in cost estimates to your asset retirement obligation during your fiscal year ended December 31, 2006, totaling ($937,136).

Engineering Comments

Form 10-KSB/A-2 for the Fiscal Year Ended December 31, 2005

Description of Property, page 15

5.   Your response 17 to our August 8, 2006 comment letter includes a reserve report by
        Mark V. Schumacher, P.E. that did not utilize year-end pricing in the determination
        of proved reserves as required by Financial Accounting Standard 69, paragraph
        30(a). Also the future production was projected on the basis that "Trans Energy
        plans to rework 10 wells per year for the years 2006, 2007, 2008 & 2009. Based on
        the past re-work history in the Smithfield Wallace Field, it has been assumed that a
        25% increase in oil and gas production rates will be realized each year as a direct
        result of these re-works." Without workover procedures, costs and schedules
        specific to each candidate well, this estimated recovery does not appear to be
        reasonably certain and cannot be considered as proved reserves. Please amend your
        document to include only those volumes that fulfill the criteria specified in Rule 4-
        10(a) of Regulation S-X and Financial Accounting Standard 69. You may contact us
        for guidance in this matter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Description of Property, page 13

6.   Your reserve table here uses gas units of mmcf, but should use MCF to agree with
        your proved reserve disclosure on page F-21. Also, your table shows no proved
        undeveloped reserves while your disclosure on page F-21 indicates significant
        proved undeveloped reserves. Please amend your document to provide consistent
        disclosure.

7.   Please amend your document to disclose the number of wells and undrilled locations
        to which these proved developed reserves and proved undeveloped reserves,
        respectively, are attributed.

8.   Please submit to us the petroleum engineering reports you used as the basis for your
        year-end 2006 proved reserve disclosures. These should include:

        a) One-line recaps for each well sorted by field and by present worth within each
            proved reserve category with the date of estimated first production for each
            proved undeveloped location;

      b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

      c) Individual income forecasts for each of your three largest wells on a net equivalent reserve basis;

      d) Narratives and engineering exhibits (e.g. maps, performance plots, volumetric calculations) for each of these three largest properties.

Productive Gas Wells, page 13

9.   In part, paragraph 4B. for SEC Industry Guide 2 requires the disclosure of productive wells which are producing wells and wells capable of production. Please note that shut-in wells awaiting workover or recompletion are not capable of production and should not be included in the productive well tally. You may disclose separately those wells that shut-in for these purposes. Please amend this table to comply with Guide 2.

10.   Please amend your document to disclose SEC Industry Guide 2 items:

      a) drilling history statistics for the past three years as prescribed by paragraph 6;

      b) gross and net developed acreage as prescribed by paragraph 4; and,

      c) oil and gas net production volumes for each of the past three years as prescribed by paragraph 3.

Supplemental Oil and Gas Disclosures, page F-20

11.   You disclose $1,280,000 as a 2006 cost incurred for proved property acquisition, but there is no corresponding line item in the proved reserve reconciliations on page F-21. Please clarify this to us and amend your document to eliminate this inconsistency.

Supplemental Oil and Gas Disclosures, page F-21

12.   Your proved reserve reconciliation discloses only one year of detail instead of two as required by FAS 69, paragraph 7, i.e. "complete sets." Please amend your document to comply with this requirement.

13.   Please amend your document to explain the significant increase in proved reserves attributed to the "Revisions of previous estimates" line item as required by FAS 69, paragraph 11.

14.   Please amend your document to disclose the future production costs in the standardized measure separately from the future development costs as prescribed by FAS 69, paragraph 30(b).

15.   We note that your 2005 standardized measure disclosure uses a future cash inflow of over $36 million from the sale of 217 MBOE which implies a price of $167/BOE. Please amend your document here and in the standardized measure reconciliation to disclose the standardized measure calculated using year-end prices per FAS 69, paragraph 30(a).

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Note 4 – Significant Events, page 10

16.   Regarding your sale to Leatherwood Inc. in January 2007, please tell us how you complied with Item 9.01 of Form 8-K, which requires pro forma information pursuant to Article 11 of Regulation S-X to be provided for significant dispositions.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief